UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  For the nine months ended September 30, 2002

                         Commission file Number: 0-29712

                              DOREL INDUSTRIES INC.
--------------------------------------------------------------------------------



          1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4
--------------------------------------------------------------------------------


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                    Form 20-F                     Form 40-F |X|


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes |_|                       No |X|

                              DOREL INDUSTRIES INC.

                       INDEX TO QUARTERLY FINANCIAL REPORT

                                                                            Page
                                                                            ----

Consolidated Statements of Income for the Third Quarter Ended
   September 30, 2002 and 2001                                               1

 Consolidated Statements of Retained Earnings for the Third Quarter Ended
   September 30, 2002 and 2001                                               2

Consolidated Balance Sheet as of September 30, 2002                          3

Consolidated Statement of Cash Flows for the Third Quarter Ended
   September 30, 2002 and 2001                                               4

Notes to the Consolidated Financial Statements                               5

Management's Discussion and Analysis of Financial Condition and
   Results of Operations                                                     11

Signatures                                                                   16


                              DOREL INDUSTRIES INC.
                        CONSOLIDATED STATEMENT OF INCOME
   FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2002 (unaudited)
                        ALL FIGURES IN THOUSANDS OF US $


                                                                  Third quarter ended               Nine months ended
                                                          Sept. 30, 2002   Sept. 30, 2001   Sept.30, 2002    Sept. 30, 2001
                                                          --------------   --------------   --------------   --------------


SALES                                                            256,110          233,528          751,085          697,297
                                                          --------------   --------------   --------------   --------------

EXPENSES
  Cost of sales                                                  196,637          183,927          576,226          543,072

  Operating                                                       26,324           22,275           77,798           68,136

  Amortization                                                     6,119            6,060           18,143           17,839

  Research and development costs                                   1,503              907            4,174            3,123

  Interest on long-term debt                                       2,492            4,393            7,960           14,165

  Other interest                                                     212              272              340              581
                                                          --------------   --------------   --------------   --------------
                                                                 233,287          217,834          684,641          646,916
                                                          --------------   --------------   --------------   --------------


Income before income taxes and amortization of goodwill           22,823           15,694           66,444           50,381


  Income taxes                                                     6,478            3,332           19,475           11,899
                                                          --------------   --------------   --------------   --------------


Income before amortization of goodwill                            16,345           12,362           46,969           38,482


Amortization of goodwill                                            --              2,032             --              5,966
                                                          --------------   --------------   --------------   --------------


NET INCOME                                                        16,345           10,330           46,969           32,516
                                                          ==============   ==============   ==============   ==============

EARNINGS PER SHARE - BASIC:


  Before amortization of goodwill                                   0.52             0.44             1.58             1.37
                                                          ==============   ==============   ==============   ==============


  Net income                                                        0.52             0.37             1.58             1.15
                                                          ==============   ==============   ==============   ==============

EARNINGS PER SHARE - DILUTED: (Note 2)


  Before amortization of goodwill                                   0.51             0.43             1.55             1.35
                                                          ==============   ==============   ==============   ==============


  Net income                                                        0.51             0.36             1.55             1.14
                                                          ==============   ==============   ==============   ==============


SHARES OUTSTANDING

  Basic - weighted average                                    31,297,083       28,170,492       29,696,628       28,155,218
                                                          ==============   ==============   ==============   ==============

  Diluted - weighted average                                  32,018,905       28,619,784       30,335,366       28,548,395
                                                          ==============   ==============   ==============   ==============


See accompanying notes.

                              DOREL INDUSTRIES INC.
                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (unaudited)
                        ALL FIGURES IN THOUSANDS OF US $

                                                           2002          2001
                                                        ----------    ----------
BALANCE, BEGINNING OF PERIOD                               153,223       127,719

Net income                                                  46,969        32,516

Premium paid on repurchase of shares (Note 4)                  (37)         --


Share issue expenses (net of income taxes - $1,070)         (1,988)         --

                                                        ----------    ----------

BALANCE, END OF PERIOD                                     198,167       160,235
                                                        ==========    ==========




                             See accompanying notes.


                              DOREL INDUSTRIES INC.
                           CONSOLIDATED BALANCE SHEET
                      AS AT SEPTEMBER 30 , 2002 (unaudited)
                        ALL FIGURES IN THOUSANDS OF US $

                                                    as at                as at                 as at
                                             September 30, 2002    December 30, 2001    September 30, 2001
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                              21,231               18,640                 6,246
  Accounts receivable (Note 3)                          118,644               93,945               140,524
  Inventories                                           156,093              152,411               173,913
  Income taxes refundable                                  --                  5,156                  --
  Prepaid expenses                                       16,494               17,178                18,190
  Deferred income taxes                                   9,332               11,195                14,605
                                             ------------------   ------------------    ------------------
                                                        321,794              298,525               353,478


CAPITAL ASSETS                                           94,968               98,366                96,601
GOODWILL                                                153,274              151,624               151,294
DEFERRED CHARGES                                         12,535               12,557                10,012
INTANGIBLE ASSETS                                         4,239                4,055                 3,794
DEFERRED INCOME TAXES                                       383                1,327                 1,938
OTHER ASSETS                                              2,120                2,120                 1,120
                                             ------------------   ------------------    ------------------
                                                        589,313              568,574               618,237
                                             ==================   ==================    ==================

LIABILITIES
CURRENT LIABILITIES

  Bank indebtedness                                       8,516                7,911                10,115
  Accounts payable and accrued liabilities              107,193              104,873               106,408
  Income taxes payable                                   14,740                 --                   3,832
  Current portion of long-term debt                       2,126                2,680                 2,530
                                             ------------------   ------------------    ------------------
                                                        132,575              115,464               122,885
                                             ------------------   ------------------    ------------------



LONG-TERM DEBT                                          103,270              225,246               259,001
                                             ------------------   ------------------    ------------------
PENSION OBLIGATION                                       13,074               12,879                13,099
                                             ------------------   ------------------    ------------------
DEFERRED INCOME TAXES                                     1,975                3,073                 2,695
                                             ------------------   ------------------    ------------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 4)                                  138,386               63,023                63,023
RETAINED EARNINGS                                       198,167              153,223               160,235
CUMULATIVE TRANSLATION ADJUSTMENT                         1,866               (4,334)               (2,701)
                                             ------------------   ------------------    ------------------
                                                        338,419              211,912               220,557
                                             ------------------   ------------------    ------------------


                                                        589,313              568,574               618,237
                                             ==================   ==================    ==================


See accompanying notes.


                              DOREL INDUSTRIES INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
   FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2002 (unaudited)
                        ALL FIGURES IN THOUSANDS OF US $

                                                         Third quarter ended        Nine months ended
                                                       ----------------------    ----------------------
                                                       Sept. 30,    Sept. 30,    Sept. 30,    Sept. 30,
                                                         2002         2001         2002         2001
                                                       ---------    ---------    ---------    ---------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income from continuing operations:                    16,345       10,330       46,969       32,516
Adjustments for:
  Amortization                                             6,119        8,092       18,143       23,805
  Deferred income taxes                                      (79)         197        1,679        1,381
  Loss (gain) on disposal of capital assets                 (176)        (416)        (203)         110
                                                       ---------    ---------    ---------    ---------
                                                          22,209       18,203       66,588       57,812
Changes in non-cash working capital:
  Accounts receivable                                        248      (31,371)     (23,340)     (41,883)
  Inventories                                              2,560       (3,758)      (2,039)     (30,459)
  Prepaid expenses                                          (702)       1,442          977       (2,119)
  Accounts payable and accrued liabilities                (8,802)      17,225        1,383       (3,432)
  Income taxes payable                                     6,487          615       19,822        3,224
                                                       ---------    ---------    ---------    ---------
                                                            (209)     (15,848)      (3,197)     (74,669)
                                                       ---------    ---------    ---------    ---------

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
                                                          22,000        2,355       63,391      (16,857)
                                                       ---------    ---------    ---------    ---------

FINANCING ACTIVITIES
  Increase (decrease) in long-term debt                   (5,015)       2,498     (122,574)      (5,540)
  Issuance of capital stock                                  385         --         75,370          528
  Repurchase of capital stock                                (44)        --            (44)        --
  Share issue expenses                                       (12)        --         (1,988)        --
  Increase (decrease) in bank indebtedness                (1,703)       3,633         (401)       5,240
                                                       ---------    ---------    ---------    ---------

CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES           (6,389)       6,131      (49,637)         228
                                                       ---------    ---------    ---------    ---------


INVESTING ACTIVITIES
  Acquisition of subsidiary company                         --           --           --         (9,503)
  Cash on hand                                              --           --           --            548
                                                       ---------    ---------    ---------    ---------
                                                            --           --           --         (8,955)
  Financed by long-term debt                                --           --           --          8,955
                                                       ---------    ---------    ---------    ---------

  Proceeds from sale of accounts receivable                 --           --           --         27,750
  Additions to capital assets - net                       (2,354)      (2,931)      (9,942)      (7,128)
  Deferred charges                                        (2,039)      (1,432)      (3,160)      (3,455)
  Intangible assets                                           77         (569)        (606)        (902)
                                                       ---------    ---------    ---------    ---------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES           (4,316)      (4,932)     (13,708)      16,265
                                                       ---------    ---------    ---------    ---------



  Effect of exchange rate changes on cash                   (827)         (98)       2,545          (60)
                                                       ---------    ---------    ---------    ---------


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      10,468        3,456        2,591         (424)
Cash and cash equivalents, beginning of period            10,763        2,790       18,640        6,670
                                                       ---------    ---------    ---------    ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD
                                                          21,231        6,246       21,231        6,246
                                                       =========    =========    =========    =========

See accompanying notes

Notes to the Consolidated Financial Statements
As at September 30, 2002
All figures in US$ (Unaudited)

1. Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements. These consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 30, 2001.

Change in Accounting Principles

Earnings per share
------------------
In the third quarter of 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3500, "Earnings per Share" which was applied retroactively with prior periods being restated. This section requires the treasury stock method be used rather than the imputed earnings method for determining the dilutive effect of warrants and options when calculating diluted earnings per share. Adoption of the new recommendations did not have a significant impact on the diluted earnings per share calculation.

Stock Based Compensation
------------------------
Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3870, "Stock-Based Compensation and other Stock-Based Payments". This new section is similar to existing U.S. GAAP requirements covered by the United States Financial Accounting Standards Board standard SFAS No. 123 and by the guidelines of Accounting Principles Board Opinion No. 25 in that it establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Currently the Company may under various plans, grant stock options on the Company's Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees. The exercise price is the market price of the securities at the date the options are granted. Section 3870 encourages companies to apply the fair value based method of accounting to all employee stock-based compensation plans, but requires them to do so only for specific types of stock-based payments, of which the Company has none.

Therefore, the Company has elected not to record any related compensation expense in the Company's results of operations. Had the Company elected to recognize compensation costs based on the fair value at the date of grant consistent with the provisions of the guidelines, the Company's net income and earnings per share for the nine months and quarter ending September 30, 2002 would have been reduced by $756 thousand or $0.02 per share and $252 thousand or $0.01 cent per share respectively. Note that in the first year of application, comparative disclosures need not be provided for prior years.

Goodwill
--------
Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangible Assets". Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Also in accordance with the new standards, goodwill and intangible assets with an indefinite life are no longer amortized to income, but rather are assessed for impairment on an annual basis. As detailed on the Income Statement, goodwill amortization for the nine months and third quarter of 2001 amounted to $6.0 million or $0.21 (diluted) per share and $2.0 million or $0.07 (diluted) per share respectively.

In addition as part of the new standard, a transitional impairment test of the goodwill's value is required as of December 30, 2001. The Company has completed its assessment and has concluded that no impairment existed as at December 30, 2001.


Notes to the Consolidated Financial Statements (continued)
As at September 30, 2002
All figures in US$ (Unaudited)

1. Accounting Policies (continued)

Segmented Information

The Company has changed the structure of its internal organization with respect to the manufacture and sale of metal and wood furniture previously reported within the Home Furnishings segment. These products are now considered part of the Ready-to-Assemble (RTA) segment. Accordingly, results for the prior period as previously reported have been restated to reflect this change and are included in the RTA segment as shown in Note 6 to these financial statements.

Reclassifications

Certain of the prior year's accounts have been reclassified to conform to the 2002 financial statement presentation.

2.  Earnings per share

     The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

                                            Third Quarter Ended       Nine months Ended
                                                September 30             September 30
                                          -----------------------   -----------------------
                                             2002         2001        2002         2001
     Weighted daily average number of
     Class A Multiple and Class B
     Subordinate Voting Shares            31,297,083   28,170,492   29,696,628   28,155,218

     Dilutive effect of stock options
     and share purchase warrants             721,822      449,292      638,737      393,177
                                          ----------   ----------   ----------   ----------

     Weighted average number of diluted
     shares                               32,018,905   28,619,784   30,335,365   28,548,395
                                          ==========   ==========   ==========   ==========

     Number of anti-dilutive stock
     options or share purchase warrants
     excluded from fully diluted
     earnings per share calculation          100,000      200,000      100,000      200,000
                                          ==========   ==========   ==========   ==========


3. Sale of Accounts Receivable

On September 22, 2001, the Company entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount. Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables. As of September 30, 2002, the Company sold $30.0 million of accounts receivable under this agreement and excluded this amount from the accounts receivable balance at September 30, 2002. The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale. At September 30, 2002, the retained interest totalled $2.25 million.


Notes to the Consolidated Financial Statements (continued)
As at September 30, 2002
All figures in US$ (Unaudited)

4. Capital Stock

     The capital stock of the Company is as follows:
     Authorized
     ----------

     An unlimited number of preferred shares without nominal or par value, issuable in series.
     An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.
     An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting
          Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

          Details of the issued and outstanding shares are as follows:
                                  --------------------------------------------------------------------------------------------
                                        Nine Months Ended                  Year Ended                  Nine Months Ended
                                       September 30, 2002              December 30, 2001              September 30, 2001
                                                     Amount                           Amount                         Amount
                                     Number          (`000)          Number          (`000)          Number          (`000)
                                  --------------------------------------------------------------------------------------------
Class A Multiple Voting Shares
------------------------------
Balance, beginning of period         4,940,360    $      2,168       5,035,260    $      2,207       5,035,260    $      2,207

Converted from Class A
to Class B                             (30,900)            (12)        (94,900)            (39)        (58,600)            (24)
                                  --------------------------------------------------------------------------------------------

Balance, end of period               4,909,460           2,156       4,940,360           2,168       4,976,660           2,183
                                  --------------------------------------------------------------------------------------------

Class B Subordinate
-------------------
Voting Shares
-------------

Balance, beginning of period        23,230,132          60,855      23,090,232          60,288      23,090,232          60,288

Converted from Class A
to Class B                              30,900              12          94,900              39          58,600              24

Issuance of capital stock (1)        2,929,200          72,435            --              --              --              --

Issued under stock option plan         210,000           2,935          45,000             528          45,000             528

Repurchase of capital stock (2)         (2,000)             (7)           --              --              --              --
                                  --------------------------------------------------------------------------------------------

Balance, end of period              26,398,232         136,230      23,230,132          60,855      23,178,332          60,840
                                  ------------    ------------    ------------    ------------    ------------    ------------

TOTAL CAPITAL STOCK                      $    138,386                    $     63,023                     $     63,023
                                         ============                    ============                     ============

(1) Under an agreement dated April 26, 2002 between the Company and a syndicate of underwriters led by CIBC World Markets Inc., the Company agreed to sell and the underwriters agreed to purchase on May 22, 2002 2,929,200 Class B Subordinate Voting Shares at a price of $CAN 38.50 for an aggregate consideration of $CAN 112.8 million, all pursuant to a prospectus dated May 8, 2002.


Notes to the Consolidated Financial Statements (continued)
As at September 30, 2002
All figures in US$ (Unaudited)



4.   Capital Stock (continued)

(2)  Under a Normal  course  Issuer Bid  effective  August 9, 2002,  the Company indicated  its  intention  to  purchase up to 200,000  Class B  Subordinate
     Voting Shares at the prevailing market price. The program expires on August
     8, 2003.  During the third quarter,  the Company purchased for cancellation by way of a Normal Course Issuer Bid on the Toronto  Stock  Exchange  2,000
     Class B Subordinate Voting shares for total consideration of $44 thousand.


5.   Stock Options

Under  various  plans,  the  Company  may  grant  stock  options  on the Class B
Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees. The exercise price is the market price of the securities at the date the options may be granted. No option may be exercised during the first year following its granting and is exercisable, on a cumulative basis, at the rate of 25% in each of the following four years, and will expire no later than the year 2007.

The Company's stock option plan is as follows:

                       ------------------------------------------------------------------------------------------------------
                               Nine Months Ended                     Year Ended                     Nine Months Ended
                              September 30, 2002                  December 30, 2001                September 30, 2001
                       ------------------------------------------------------------------------------------------------------
                                             Weighted                           Weighted                          Weighted
                                             Average                            Average                           Average
                           Options       Exercise Price       Options       Exercise Price       Options      Exercise Price
                       --------------    --------------   --------------    --------------   --------------    --------------
Options outstanding,
beginning of period         1,414,000    $        13.69        1,503,000    $        13.72        1,503,000    $        13.72
Granted                       884,000             20.80           15,000             16.47           15,000             16.47
Exercised                    (210,000)            15.15          (45,000)            11.73          (45,000)            11.73
Cancelled                        --                --            (59,000)            16.24          (47,000)            16.62

                       --------------    --------------   --------------    --------------   --------------    --------------
Options outstanding,
end of period               2,088,000    $        16.56        1,414,000    $        13.69        1,426,000    $        13.72
                       --------------    --------------   --------------    --------------   --------------    --------------


A summary of options outstanding at September 30, 2002 is as follows:

                       ------------------------------------------------------------------------------------------------------
                                                    Total Outstanding                              Total Exercisable
                       ------------------------------------------------------------------------------------------------------
                                                              Weighted         Weighted                           Weighted
                                                              Average          Average                             Average
                           Options       Exercise Price   Exercise Price    Remaining Life       Options       Exercise Price
                       --------------    --------------   --------------    --------------   --------------    --------------
                            2,088,000    $ 12.47-$24.52   $        16.56              2.63          804,000    $        13.07



Notes to the Consolidated Financial Statements (continued)
As at September 30, 2002
All figures in US$ (Unaudited)

6.   Segmented Information

For the Three Month Period Ended September 30, 2002 (All figures in thousands)

                           -------------------------------------------------------------------------
                                            Ready-to-         Home
                             Juvenile       Assemble      Furnishings   Eliminations    Consolidated
                           -------------------------------------------------------------------------

Sales to customers         $    142,463   $     62,431   $     51,216   $       --      $    256,110

Inter-segment sales                --             --             --            (--)             --
                           -------------------------------------------------------------------------
TOTAL OPERATING REVENUE         142,463         62,431         51,216          (--)          256,110
                           -------------------------------------------------------------------------

OPERATING PROFIT           $     12,352   $     11,271   $      5,242                         28,865
                           ==========================================

Corporate expenses                                                                             3,338

Interest                                                                                       2,704

Income taxes                                                                                   6,478
                                                                                        ------------
NET INCOME                                                                              $     16,345
                                                                                        ============
Amortization               $      3,845   $      1,153   $        778
                           ==========================================
Amortization of goodwill   $       --     $       --     $       --
                           ==========================================



For the Three Month Period Ended September 30, 2001 (All figures in thousands)

                           -------------------------------------------------------------------------
                                            Ready-to-         Home
                             Juvenile       Assemble      Furnishings   Eliminations    Consolidated
                           -------------------------------------------------------------------------

Sales to customers         $    124,806   $     69,164         39,558   $       --      $    233,528

Inter-segment sales                --             --             --             --              --
                           -------------------------------------------------------------------------
TOTAL OPERATING REVENUE         124,806         69,164         39,558          (--)          233,528
                           -------------------------------------------------------------------------


OPERATING PROFIT*                 8,735         11,504   $        259                         20,498
                           ==========================================
Corporate expenses                                                                             2,171

Interest                                                                                       4,665

Income taxes                                                                                   3,332
                                                                                        ------------
NET INCOME                                                                              $     10,330
                                                                                        ============
Amortization               $      3,794   $      1,375   $         637
                           ===========================================
Amortization of goodwill   $      1,965   $         68   $       --
                           ===========================================

Note that there has not been a material change in the relative value of segmented asset information nor the geographic segment information disclosed in the most recently audited annual consolidated financial statements dated December 30, 2001. As such, these amounts are not disclosed here.


Notes to the Consolidated Financial Statements (continued)
As at September 30, 2002
All figures in US$ (Unaudited)

6.   Segmented Information (continued)

For the Nine Month Period Ended September 30, 2002 (All figures in thousands)

                           -------------------------------------------------------------------------
                                            Ready-to-         Home
                             Juvenile       Assemble      Furnishings   Eliminations    Consolidated
                           -------------------------------------------------------------------------

Sales to customers         $    421,178   $    196,284   $    133,623    $       --      $   751,085

Inter-segment sales                --             --             --             (--)            --
                           -------------------------------------------------------------------------
TOTAL OPERATING REVENUE
                                421,178        196,284        133,623           (--)         751,085
                           -------------------------------------------------------------------------

OPERATING PROFIT                 36,413         35,259         11,264                         82,936
                           ==========================================

Corporate expenses                                                                             8,192

Interest                                                                                       8,300

Income taxes                                                                                  19,475
                                                                                         -----------
NET INCOME                                                                               $    46,969
                                                                                         ===========

Amortization               $     11,837   $      3,457   $      1,897
                           ==========================================
Amortization of goodwill   $       --     $       --     $       --
                           ==========================================

Goodwill Carrying Value    $    148,852   $      4,422   $       --
                           ==========================================


For the Nine Month Period Ended September 30, 2001 (All figures in thousands)

                           -------------------------------------------------------------------------
                                            Ready-to-         Home
                             Juvenile       Assemble      Furnishings   Eliminations    Consolidated
                           -------------------------------------------------------------------------


Sales to customers         $    394,963   $    198,034        104,300   $       --      $    697,297

Inter-segment sales                   8           --             --               (8)           --
                           ------------   ------------   ------------   ------------    ------------
TOTAL OPERATING REVENUE         394,971        198,034        104,300             (8)        697,297
                           ------------   ------------   ------------   ------------    ------------

OPERATING PROFIT*          $     30,214   $     33,022   $      2,172                         65,408
                           ------------   ------------   ------------

Corporate expenses                                                                             6,247

Interest                                                                                      14,746

Income taxes                                                                                  11,899
                                                                                        ------------
NET INCOME                                                                              $     32,516
                                                                                        ------------

Amortization               $     11,243   $      4,027   $      1,751
                           ------------   ------------   ------------
Amortization of goodwill   $      5,758   $        208   $       --
                           ------------   ------------   ------------

Goodwill Carrying Value    $    146,717   $      4,577   $       --
                           ------------   ------------   ------------
* Includes goodwill amortization


Dorel Industries Inc.
Management's Discussion and Analysis
For the nine months ended September 30, 2002


Managements'  Discussion  and  Analysis of Financial  Conditions  and Results of
Operations (MD & A) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2002 and the audited consolidated financial statements and MD & A for the year ended
December 30, 2001.

Note that there have been no  significant  changes  with  regards to  "Corporate
Objectives,  Core Businesses and Strategies",  "Risks" and "Critical  Accounting
Policies and Estimates" to those outlined in the annual MD & A contained in the Company's 2001 Annual Report. As such, they are not repeated herein.

RESULTS OF OPERATIONS

Overview
--------

Dorel  reported  improvements  in sales and  earnings  for the  quarter  and the nine-month  period ended September 30, 2002.  Before adjusting for the impact of the changes in the goodwill  amortization  rules, third quarter earnings were up
58% to $16.3  million,  or $0.51per fully diluted share versus $0.36 a year ago.
Sales  were up 9.7% to $256  million.  Nine-month  earnings  rose  44% to  $47.0 million and EPS fully diluted for the  nine-month  period was $1.55  compared to
$1.14 last year.  Year to date sales  totaled  $751  million,  up 7.7% from last year.

Excluding goodwill amortization recorded in the 2001 comparative figures, third quarter earnings were up 32% from $12.4 million and diluted earnings per share improved from $0.43. Nine-month earnings rose 22% from $38.5 million and EPS for the first nine months fully diluted was up by 20 cents from $1.35. Also of note is the fact that as a result of our share issuance during the second quarter the additional shares had the impact of diluting the 2002 third quarter results by 5 cents per share and by 7 cents year to date.

The great majority of the sales increase year to date and 100% of the increase in the quarter were from internal sales growth as the Company's last acquisition
(Quinny) occurred in April of 2001. The increased sales and improved operations combined with lower debt levels and lower interest rates has allowed to company to improve results significantly as shown in the table below:

                         --------------------------------------------------------------------------------------------
                                            Quarter                                    Nine Months
                         ---------------------------------------------------------------------------------------------
                               2002              2001                         2002               2001
                         --------------------------------------          ---------------------------------------------
                              $     % of         $    % of     % change      $     % of        $      % of    % change
                                    sales              sales                       sales              sales

Gross Profit               59,474   23.2%     49,601   21.2%     19.9%   174,859   23.3%   154,224    22.1%     13.4%

Operating expenses
                           36,651   14.3%     33,907   14.5%      8.1%   108,415   14.4%   103,844    14.9%      4.4%
Income before
amortization of goodwill
and taxes                  22,823    8.9%     15,694    6.7%     45.4%    66,444    8.8%    50,381     7.2%     31.9%

EBITDA                     31,647   12.4%     26,419   11.3%     19.8%    92,887   12.4%    82,965    11.9%     12.0%


Dorel Industries Inc.
Management's Discussion and Analysis
For the nine months ended September 30, 2002 (continued)

Segments

The segmented results of the Company are presented in Note 6 to the interim financial statements. In percentage terms, results for the third quarter and first nine months were as follows:

                              Segmented Results as a Percentage of Sales

                                    Three Months Ended Sept. 30         Nine Months Ended Sept. 30
                               -------------------------------------- -------------------------------
                                       2002               2001             2002            2001
                               --------------------- ---------------- --------------- ---------------           Juvenile
Sales                                        100.0%           100.0%          100.0%          100.0%
Cost of Sales                                 76.8%            77.1%           75.9%           76.3%
                               --------------------- ---------------- --------------- ---------------
Gross Profit                                  23.2%            22.9%           24.1%           23.7%
Operating Expenses                            11.1%            10.8%           11.9%           11.2%
Amortization excluding Goodwill                2.7%             3.0%            2.8%            2.8%
Amortization of Goodwill                       0.0%             1.6%            0.0%            1.5%
Research and Development                       0.7%             0.5%            0.7%            0.6%
                               --------------------- ---------------- --------------- ---------------
Earnings from operations                       8.7%             7.0%            8.7%            7.6%
                               ===================== ================ =============== ===============

       Ready-to-Assemble
Sales                                        100.0%           100.0%          100.0%          100.0%
Cost of Sales                                 73.7%            75.6%           74.3%           75.5%
                               --------------------- ---------------- --------------- ---------------
Gross Profit                                  26.3%            24.4%           25.7%           24.5%
Operating Expenses                             6.0%             5.4%            5.6%            5.3%
Amortization excluding Goodwill                1.8%             2.0%            1.8%            2.0%
Amortization of Goodwill                       0.0%             0.1%            0.0%            0.1%
Research and Development                       0.4%             0.3%            0.3%            0.4%
                               --------------------- ---------------- --------------- ---------------
Earnings from operations                      18.1%            16.6%           18.0%           16.7%
                               ===================== ================ =============== ===============

       Home Furnishings
Sales                                        100.0%           100.0%          100.0%          100.0%
Cost of Sales                                 80.6%            89.5%           82.7%           88.3%
                               --------------------- ---------------- --------------- ---------------
Gross Profit                                  19.4%            10.5%           17.3%           11.7%
Operating Expenses                             7.4%             8.0%            7.1%            7.6%
Amortization excluding Goodwill                1.5%             1.6%            1.4%            1.7%
Research and Development                       0.3%             0.2%            0.4%            0.3%
                               --------------------- ---------------- --------------- ---------------
Earnings from operations                      10.2%             0.7%            8.4%            2.1%
                               ===================== ================ =============== ===============

Dorel Industries Inc.
Management's Discussion and Analysis
For the nine months ended September 30, 2002 (continued)


Juvenile
--------

Third quarter sales in the Juvenile segment increased 14% to $142 million from $125 million in the prior year. Earnings from operations were up 15% to $12.4 million compared to $10.7 million one year ago. For the nine months ended September, sales were up 7% to $421 million, while earnings were unchanged at $36 million. Dorel did considerably better than its major competitors and total market share continues to improve.

Dorel Juvenile Group's North America sales increased in the low double digits, driven primarily by successful new car seats and strong infant health product sales. Shipments of the new LATCH system car seats were substantial, accounting for more than half of car seat sales during the period. Profitability in North America also improved, mainly due to higher volumes and improved margins.

In Europe third quarter sales increased by approximately 10% from last year and profitability improved slightly, but was below expectations. Conditions in Europe remain difficult, particularly in Germany. Retailers are reluctant to build inventory due to the weaker economic environment. Nonetheless, the Quinny brand of strollers remains a very strong seller and this has allowed the European operations to increase its sales. Dorel Juvenile Group (DJG) Europe's broad distribution chain has increased sales of the Quinny products more quickly than would have otherwise been possible.

Gross margins for the quarter and for the nine-month period were higher than in 2001 mainly due to improvements in North America. These improvements came from improved purchasing and better control of overhead costs. Operating costs as a percentage of sales were slightly higher both for the quarter and for the nine months ended September 30th. In North America, the principal reason for the increased expenses were product liability related costs which are tracking on plan, but as of September 30th, were running higher than the prior year at the same time. In Europe, promotional costs were up over last year.

The Company is fine-tuning guidance and now expects sales to be in the range of $530-$540 million with earnings from operations of approximately 8.5% of sales. Prior guidance was for sales of between $525 to $575 million, with earnings from operations in the range between 8.5% and 9.5% of sales.

Ready-to-Assemble
-----------------

Dorel's Ready-to-Assemble Furniture segment posted third quarter sales of $62 million, down 10% over the $69 million the previous year. Despite this decrease, operating earnings remained even at $11 million. For the nine-month period, sales were down by less than 1% at $196 million versus were $198 million in 2001. Earnings from operations increased 6% to $35 million from $33 million a year ago.

The sales decrease in the quarter can be explained by the fact that one of RTA's large customers had unusually high ordering levels during the third quarter last year which then fell off dramatically during the fourth quarter. This year the Company expects a stronger fourth quarter from that customer. Earnings remained strong. As a percentage of sales, earnings were 18.1% in 2002 versus 16.6% in 2001. This was made possible by lower raw material costs as well as improvements in productivity and operating cost containment. For the quarter, operating costs increased as a percentage of sales as sales volume was 10% lower than in 2001, but in dollar terms, operating costs were flat. Year-to-date, operating costs in dollars and as a percentage of sales are consistent with the prior year.

The Company announced it was lowering sales guidance for the RTA segment slightly from $270-285 million to $260-270 million but increasing earnings guidance from 16.5% - 17.5% to 17% to 18% of sales.

Dorel Industries Inc.
Management's Discussion and Analysis
For the nine months ended September 30, 2002 (continued)


Home Furnishings
----------------

Home Furnishings sales rose 30% to $51 million from $40 million in 2002, while earnings from operations surged to $5.2 million compared to $259 thousand in the third quarter one year ago. For the nine-month period, sales have increased 28% to $134 million from $104 million, while earnings jumped 419% to $11 million from $2 million last year.

The third quarter was a record period for Home Furnishings as it experienced its highest sales and was the most profitable in the history of Dorel. The Cosco Home and Office group also had a strong quarter in which they improved profitability over last year. Step stools previously manufactured in North America are now outsourced from the Orient, which will improve margins going forward. Also, many new products are being introduced in the fourth quarter of 2002 and into the first quarter of 2003.

For the quarter and year to date all three business units in the segment showed sales increases, with more than half coming from the Dorel Asia group. Profitability improvement in both the quarter and year-to-date was most significantly impacted by Dorel Home Products' futon business. This was due to higher sales volumes, large increases in productivity and better control of raw material costs.

Gross margins improved over 2001 for the quarter and year-to-date mainly due to the positive impact of changes made at Dorel Home Products as detailed above and in the 2001year-end MD & A. For the quarter and year-to-date, operating costs are lower as a percentage of sales due to higher sales volumes and strict cost controls at Dorel Home Products as part of the re-organization that began there in early 2001.

The Company is raising its sales guidance from between $165 and $175 million to $190-200 million and earnings from operations from 4% to 5% of sales to 7.5% to 8.5% of sales.

Other Expenses
--------------

Interest in 2002 was down compared to 2001 for both the quarter and year to date. This decrease was a function of lower loan balances, due to improved cash flow from operations and from funds raised through a USD $69.4 million share issue that were received in late May. The Company also benefited from lower interest rates, as a large portion of Dorel's debt is at variable rates.

Corporate expenses remained relatively flat versus the prior year. For the quarter, the income tax rate, before the effect of non-deductible goodwill amortization, increased from 21.2% in 2001 to 28.4% in 2002. Year to date tax rates also increased from 23.6% to 29.3%. This increase in the effective tax rate is attributable to the proportionate change in pre-tax profits in the different tax jurisdictions in which Dorel operates. The Company expects the rate going forward to remain around 30%.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

During the third quarter of 2002, cash flow from operating activities before changes in non-cash working capital was $22.2 million, as compared to $18.2 million in 2001. After funding non-cash working capital, operating activities provided $22.0 million in 2002 versus $2.4 million in 2001, an improvement of $19.6 million. This increase was due principally through improved management of accounts receivables offset by increased accounts payable disbursements.

Dorel Industries Inc.
Management's Discussion and Analysis
For the nine months ended September 30, 2002 (continued)



During the first nine months of 2002, cash flow from operating activities before changes in non-cash working capital was $66.6 million, as compared to $57.8 million in 2001. After funding non-cash working capital, operating activities provided $63.4 million in 2002 versus a use of cash in the amount of $16.9 million in 2001, an improvement of $70.3 million. This increase was due principally through better management of inventory levels that rose by only $2.0 million from year-end levels versus 2001 when inventory levels rose $30.5 million and from improved management of accounts receivable that used only $23.3 million in 2002 versus $41.8 million in the prior year.

The Company's net disbursements on various investing activities in 2002 were $4.3 million for the quarter and $13.7 million year to date. Excluding the impact of the sale of accounts receivable in the third quarter of 2001 which raised $27.8 million, as described in note 3, this compares to $4.9 million in the 2001 quarter and $12.5 million for the nine months ended September 30, 2001.

On April 26, 2002, Dorel announced that it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. under which the underwriters agreed to buy and sell to the public 3.5 million of Dorel's Class B Subordinate Voting Shares. The purchase price of the shares was $CAN 38.50. Of these, 2.5 million shares were from Dorel's treasury and one million shares from members of senior management. The underwriters also had an option to purchase up to an additional 500,000 Class B Subordinate Voting Shares from treasury, exercisable at any time up to 24 hours prior to closing. On April 30, 2002, the Company filed a preliminary short form prospectus in each of the provinces of Canada with respect to this offering. At closing on May 22, 2002, the final quantity of shares issued was 2,929,200 shares for net proceeds of CDN $108 million or USD $69.4 million. The proceeds of the issue were used to pay down existing debt.

The Company's improved cash flow along with the share issuance allowed the Company to lower net debt levels by $172 million to $93 million from $265 million a year ago. As of September 30, 2002 the debt to equity ratio was reduced to 0.34, an additional improvement over the record low set in the second quarter of this year. The Company is compliant with all covenants connected with its borrowings.

On July 30, 2002 the Company announced the sale, through one of our subsidiaries, of U.S. $50 million in principal amount of 6.80% Series A Senior Guaranteed Notes due July 26, 2012. The net proceeds from the sale of the Notes were used to repay existing bank indebtedness. Under the terms of the Note issuance agreement, Dorel may issue up to U.S. $50 million of additional Notes on or before July 26, 2005. The Notes were purchased by a group of institutional investors led by The Prudential Insurance Company of America.

On August 7, 2002 Dorel announced that the Toronto Stock Exchange had approved its application for a normal course issuer bid. Under the normal course issuer bid, the Company will be entitled to repurchase for cancellation up to a maximum of 200,000 Class B Subordinate Voting Shares over the twelve-month period starting August 9, 2002 and ending August 8, 2003, representing 0.76% of the issued and outstanding Class B Subordinate Voting Shares. The normal course issuer bid has been instituted as it is considered that the repurchase of shares at certain market prices will be beneficial to Dorel. To the knowledge of the Company, no director, officer or insider of Dorel intends to sell his shares. As of September 30, 2002, the Company had purchased 2,000 shares at a total cost of $44 thousand.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                      DOREL INDUSTRIES INC.


                                      By: /s/ Martin Schwartz
                                      ------------------------------------------
                                      Martin
                                      Schwartz
                                      Title: President, Chief Executive Officer

                                      By: /s/ Jeffrey Schwartz
                                      ------------------------------------------
                                      Jeffrey Schwartz
                                      Vice-President, Finance and Secretary




Date: November 5, 2002